EXHIBIT 99.1

Lombard Medical Completes First Altura® Endovascular Stent Graft Live Case Training Workshop for German Physicians

IRVINE, Calif., April 14, 2016 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (NASDAQ:EVAR), a medical device company focused on Endovascular Repair (EVAR) of abdominal aortic aneurysms (AAAs), today announced that it completed its first Altura® Endovascular Stent Graft Live Case Physician Training Workshop.  The program and live case were led by Dainis Krievins, MD, PhD, Professor & Department Head of Vascular & Endovascular Surgery at the Pauls Stradins Clinical University Hospital in Riga, Latvia.  This workshop was attended by physicians from various AAA implantation centers throughout Germany.  Market estimates indicate that Germany is the third largest AAA stent graft market globally, behind the United States and Japan, with an estimated $74 million in annual implant revenues.

“European launch activities for Altura are going as planned across both clinical and commercial platforms.  The live training workshops are an important part of that program, and we are very encouraged by the strong physician interest in Altura by the German endovascular community – a critical core market,” said Lombard CEO Simon Hubbert.  “We look forward to expanding the number of physician training workshops as demand continues to increase and as new physician users seek to incorporate Altura into their clinical practice.”

The Altura Live Case Physician Training Workshop is designed to provide real-time clinical experience to physicians who are interested in making the Altura stent graft system a part of their AAA armamentarium.  The training workshop includes a full technical review of the device, review of the patient selection criteria and indications for use, and the device implant procedure.  Physician attendees also participated in a case planning exercise that included patient CT scan analysis, device sizing considerations, and tips and tricks for a successful procedure.  These classroom sessions were followed by the observation of Prof. Krievins doing live AAA repairs using the Altura Endograft System.

“Delivering the knowledge derived from our broad and successful clinical experience with Altura, over a wide range of anatomies, provides our physician visitors with a deep and rewarding educational experience,” said Prof. Krievins.  “The interest shown by our first German physician training class clearly demonstrates a desire to learn more about the Altura device solution and interest in adopting the technology in their clinical practice.  We have already added several more workshop training meetings in May as interest in the Altura stent graft continues to grow.”

About Lombard Medical, Inc.
Lombard Medical, Inc. is an Irvine, CA-based medical device company focused on the $1.7bn market for minimally invasive treatment of abdominal aortic aneurysms (AAAs).  The Company has global regulatory approval for Aorfix™, an endovascular stent graft which has been specifically designed to treat patients with the broadest range of AAA anatomies, including aortic neck angulation up to 90 degrees.  The Company has also achieved CE Mark for the Altura™ endograft system, an innovative ultra-low profile endovascular stent graft that offers a simple and predictable solution for the treatment of more standard AAA anatomies.  Altura was launched in Europe in January 2016, with an international rollout planned for later in 2016.  For more information, please visit www.lombardmedical.com.

Forward-Looking Statements
This announcement contains forward-looking statements that reflect the Company’s current expectations regarding future events.  These forward-looking statements generally can be identified by the use of words or phrases such as “believe,” “expect,” “future,” “anticipate,” “look forward to,” “intend,” “plan,” “foresee,” “may,” “should,” “will,” “estimates,” “outlook,” “potential,” “optimistic,” “confidence,” “continue,” “evolve,” “expand,” “growth” or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements.  Forward-looking statements are subject to risks, management assumptions and uncertainties.  Actual results could differ materially from those projected herein and depend on a number of factors, including the success of the Company’s research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company’s products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company’s products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s Form 20-F filed with the Securities and Exchange Commission dated April 29, 2015.  Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

For further information:

Lombard Medical, Inc. Simon Hubbert, Chief Executive Officer William J. Kullback, Chief Financial Officer	Tel: 949 379 3750 / +44(0)1235 750 800 Tel: 949 748 6764